                                    EXHIBIT 2.2

                            EXCLUSIVE LICENSE AGREEMENT


     THIS EXCLUSIVE LICENSE AGREEMENT ("Agreement") is made and entered into as of this 10th day of October 1997, to be effective as of October 1, 1997, by and between ROBERT A. MILETI ("Mileti"), an individual, ROADWAY SAFETY SYSTEMS, INC. ("Systems"), a Massachusetts corporation, QUIXOTE CORPORATION, a Delaware corporation ("Quixote"), and TRANSAFE CORPORATION ("Transafe"), a Delaware corporation (Quixote and Transafe are referred to together as "Transafe").

                                    WITNESSETH:

     WHEREAS, Mileti is the named inventor and holder of U.S. Patent No. 5,306,106 (the "'106 Patent"), applied for on August 14, 1992 and issued on April 26, 1994; and

     WHEREAS, Mileti is a shareholder, officer and director of Systems, and Systems has been engaged to provide engineering and consulting services in the transportation safety business;

     WHEREAS, Transafe wishes to acquire, and Mileti wishes to convey on an exclusive basis, all of Mileti's rights to the '106 Patent for its remaining effective life, including but not limited to, the right to manufacture and sell devices covered by the '106 Patent, pursuant to the compensation terms set forth below; and

     WHEREAS, Transafe, Mileti and Systems also wish to enter into an arrangement whereby Mileti and Systems will agree not to compete with Transafe or its affiliates in the transportation safety field(s);

     WHEREAS, the transactions contemplated hereby transfer all substantial rights in the '106 Patent as defined in Section 1235 of the Internal Revenue Code of 1986, as amended;

     NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

     1.   Exclusive License of Patent.

     In exchange for the payments and other consideration described more fully below, Mileti hereby grants to Transafe, its subsidiaries, and affiliates, the sole and exclusive, worldwide right, use, and license (including the right to sublicense) (a) to make, have made, use, offer to sell, and sell all products covered by the 106 Patent, any and all divisions, continuations and continuations-in-part of such Patent and any and all reissues, renewals and extensions of such Patent, and any and all foreign patents corresponding thereto (the Licensed Patents ), (b) to practice and use the inventions covered by the Licensed Patents, and (c) otherwise to exploit and claim all rights under the Licensed Patents, (hereinafter the "License").

     2.   Compensation for the License.

     In consideration for the exclusive license granted hereunder and for the other consideration provided hereunder, Transafe shall pay to Mileti the Non-contingent Payments and Contingent Payments set forth below, in accordance with the payment schedules, accounting procedures and audit rights set forth below.

          a.  Non-contingent Payment.  Transafe shall make non-contingent


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payments to Mileti (the "Non-contingent Payments") totaling Five Million
Fifty-Five Thousand Dollars ($5,055,000.00), without interest, payable as follows:

               (1)  One Hundred Sixty-Five Thousand Dollars
     ($165,000.00) by wire transfer at the Closing;

               (2) One Million Three Hundred Thousand Dollars ($1,300,000.00) by wire transfer, delivered to Mileti on January 2, 1998, of which Nine Hundred Thousand Dollars ($900,000.00) represents the prepayment of the annual Non-contingent Payments of Three Hundred Thousand Dollars ($300,000.00) for the years starting October 1, 1997, October 1, 1998, and October 1, 1999; and

               (3) Three Million Six Hundred Thousand Dollars
     ($3,600,000.00) in twelve equal annual installments of Three
     Hundred Thousand Dollars ($300,000.00) per year, without interest, starting on October 1, 2000 and continuing on the first day of October of each subsequent year up to and including October 1, 2011.

          b. Contingent Payments. In addition to the Non-Contingent Payments, Transafe shall make additional annual payments to Mileti contingent upon the net sales volume of devices covered by the subject matter of the Licensed Patents (the "Contingent Payments"), payable within the first seven days of each calendar year starting in January of 1999, and continuing through the January following expiration of the last to expire of the Licensed Patents, and calculated as follows;

               (1) All Contingent Payments shall be calculated based on the "Total Net Sales" of any highway safety crash barrel or other product or invention embodying the subject matter claimed in a Licensed Patent ("Covered Products"), sold by Transafe and any of its affiliates, assignees, licensees, or successor(s) in interest, and any of their agents, distributors or retailers. Contingent Payments shall only be due with respect to Covered Products that are covered by an issued and unexpired Licensed Patent in the country in which the Covered Product is either manufactured, sold, or used. If Transafe sells a Covered Product to an independent distributor who in turn makes a sale of Covered Product, the only payment to be made with respect to such sale shall relate to the sale of the Covered Product by Transafe to such independent distributor, and no Contingent Payment shall be due to Mileti with respect to subsequent sales by the independent distributor; provided that:
     (i) the independent distributor is not a corporate affiliate of Transafe; (ii) there is no common ownership between Transafe (or its affiliates) and the independent distributor (or its affiliates); (iii) the sale to the independent distributor is at a reasonable and fair market price in comparison to the price paid by other independent distributors; and (iv) arranging for the ultimate customer sale to occur through the distributor is not motivated by any attempt to reduce or reallocate payments which otherwise would be due to Mileti. For purposes of this calculation, "Total Net Sales" shall be defined to include total gross sales of Covered Products, when collected, minus: (i) any discounts or rebates on sales prices (such as volume discounts or rebates); (ii) shipping costs and freight; (iii) allowances;
     (iv) returns of previously sold Covered Products where the sales of those returned devices were otherwise included in total sales; (v) warranty chargebacks; and (vi) sales and use taxes.

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

               (2) The calculation of Contingent Payments shall be based on Total Net Sales occurring in each of fifteen annual periods (the "Annual Periods"). The first Annual Period will run from October l, 1997 through September 30, 1998 and the second Annual Period will run from October 1, 1998 through September 30, 1999. Each subsequent annual period will likewise run from the October 1 immediately succeeding the end of the prior Annual Period, through the following September 30, until expiration of the last of the Licensed Patents (presently anticipated to occur on August 14, 2012).

               (3) No Contingent Payments shall be due or owing on the first Five Million Dollars ($5,000,000.00) of Total Net Sales in any Annual Period through September 30, 2012. From the date hereof through September 30, 2012, Contingent Payments will be due on all Total Net Sales in each Annual Period in excess of Five Million Dollars ($5,000,000.00) (the "Excess Total Net Sales"), based on Six Percent (6%) of such Excess Total Net Sales. For example, if Total Net Sales of Covered Products covered by the Licensed Patents were $6 million between October 1, 1997 and September 30, 1998, then Excess Total Net Sales for that Annual Period would total $1 million, and a Contingent Payment equal to 6% of that amount, $60,000, would be payable to Mileti within the first seven days of calendar year 1999.

               (4) Transafe shall accompany each annual Contingent Payment with an accounting certified as accurate by Transafe (the "Accounting") of the Total Net Sales for the immediately preceding Annual Period, which accounting shall fully and accurately reflect: (i) the gross sales volume of Covered Products for each month of that Annual Period, including units sold and total dollars; (ii) an itemization of all discounts, rebates, returns, exchanges or other deductions for each month from gross sales volume to arrive at the Total Net Sales calculation; (iii) the calculation of Mileti's Contingent Payment for that annual period; and (iv) a summary narrative explanation of any significant changes or trends in regard to Total Net Sales for that Annual Period, or anticipated for the next Annual Period.

               (5) Transafe grants Mileti and any professional accountants or auditors engaged by Mileti at his expense, the right to audit the books of Transafe within ninety (90) days after the receipt by Mileti of any Contingent Payment and Accounting, in order to test the accuracy of such Accounting. Transafe will cooperate fully with all reasonable requests for information from Mileti or his accountants or auditors in connection with such an audit. If any audit by Mileti discloses actual Total Net Sales is greater than reported Total Net Sales, then (i) Transafe shall reimburse Mileti for his overdue Contingent or Non-Contingent Payments; and (ii) if the difference between Total Net Sales and reported Total Net Sales is greater than one hundred thousand dollars ($100,000), then Transafe shall reimburse all costs of the audit, and Mileti shall have the right to extend the audit to the Accounting for the prior Annual Period, under the same terms set forth above. Should any dispute arise between Mileti's professional accountants or auditors and Transafe's professional accountants or auditors in connection with any audit performed hereunder, the parties to this Agreement hereby agree to submit such dispute to binding arbitration in Chicago, Illinois under the then-current rules of the American Arbitration Association, the arbitrator to be affiliated with a Big Five accounting firm.
     The costs of the arbitration will be assessed in the discretion of the arbitrator.

               (6)  All Contingent Payments based on Net Sales effected in

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

     countries other than the United States shall accrue in the currency of the country in which the sales are made. Transafe shall apply its best efforts to secure U.S. dollar transfers in respect of such payments, but solely for the convenience and account and at the expense and risk of Mileti, and any and all loss of exchange value, taxes or other expenses incurred in the transfer or conversion of foreign currency into U.S. dollars, and any income, remittance, or other taxes on such royalties required to be withheld at source shall be borne exclusively and solely by Mileti. In the event U.S. dollars are for any reason legally not available for transfer, Transafe may discharge the payment obligations hereunder by depositing said payments to the credit of Mileti, or his nominee, in any recognized banking institution to be designated by Mileti in the country in which the sales are made and in currency of that country.

               (7) In the event that currency regulations of a country in which sales are made prohibit payment or deposit of monies to Mileti or his nominee, no payment hereunder shall accrue or be due and payable for the period during which such currency restrictions prevail.

     3.   Maintenance Fees.

          Mileti shall retain legal title to the '106 Patent for the purpose of securing the performance of Transafe hereunder. As owner of the '106 Patent, Mileti agrees to pay all maintenance and annuity fees which may become due thereon, and all maintenance and annuity fees on any foreign patents corresponding thereto.

     4.   Enforcement of Patents.

          Each party will notify the other party of any infringements by third parties known to it. In the event that a third party appears to be infringing the Licensed Patents, Transafe shall have the right, by written notice to Mileti to bring suit for infringement, and to control such a suit through attorneys of its own choice at its own expense, joining Mileti as patent owner and party plaintiff, in order to pursue such suit. Mileti shall have the option of participating in the prosecution of such suit by Transafe by so notifying Transafe in writing within sixty (60) days of Transafe's notice, that he wishes to participate and specifying the percentage of his participation, which may be any percentage up to fifty percent. Thereupon, Mileti shall promptly pay Transafe the percentage of billed expenses involved, and then shall participate in the same percentage of any net damage or settlement recovery (after the deduction of all expenses including Contingent Payments due hereunder and those expenses incident to the efforts made to stop the infringement involved) but Transafe attorneys shall control the prosecution of such suit; provided, however, Transafe shall consult with Mileti with respect to selection of its counsel. Without additional compensation, Mileti agrees to perform all acts which may become necessary or desirable to vest in Transafe the right to institute any such suit and shall upon reasonable notice, cooperate to that end, to the extent agreed by these parties as reasonable, necessary or desirable. Transafe shall use reasonable efforts to insure that any settlement terms do not prejudice Mileti's rights hereunder, but it is expressly acknowledged that forbearance of claims for past infringement does not prejudice such rights. Mileti retains the right to bring suit against any third party who appears to be infringing one or more of the Licensed Patents against whom Transafe elects not to bring suit.

     5.   Third Party Claim of Infringement or Invalidity of Patents.

     In the event that a claim is made by a third party that a Covered Product infringes a patent or that a Licensed Patent is invalid, Transafe shall promptly advise Mileti of that fact, and Transafe may defend and/or settle such suit, when and if filed; provided, however, Transafe shall not settle any such suit without the consent of Mileti, which consent shall not be unreasonably withheld. Transafe and Mileti shall share the expenses for defense of such suit (and any damages and settlements) as set forth below. In lieu of Mileti's advancing expenses (or damages), Transafe shall offset up to one third (1/3) of the expenses (or damages) against any payments including Non-Contingent Payments otherwise due or to become due to Mileti after the later of February 1, 1998 or the commencement of the suit, but such offset against the Non-Contingent Payments in any one year shall not exceed One Hundred Thousand Dollars ($100,000); provided, however, any unpaid portion of Mileti's share of expenses (or damages) arising in one year shall cumulate and shall be offset against future year's Contingent Payments and Non-Contingent Payments. Mileti, at Transafe's request and without cost to Transafe, will cooperate and render reasonable assistance to Transafe in the defense or settlement of any such claim or suit. If a Licensed Patent (or the claim or claims covering a product sold thereunder) is finally declared by any court of competent jurisdiction to be invalid or unenforceable for any reason, no Contingent Payments shall be due or owing for sales of products made subsequent to the date of such declaration; provided however, if such declaration of invalidity or unenforceability arises from litigation initiated by third parties unrelated to and unaffiliated with Transafe and Quixote, then, in addition, no Non-Contingent payments shall be due or owing for sales of products made subsequent to the date of such declaration.

       6.   Improvements and Technical Data.

            a. Mileti will disclose to Transafe all improvements relating to the Licensed Patents and products covered thereby which are invented, developed or otherwise acquired by Mileti during the term of this Agreement, and Transafe shall automatically have, subject to all the terms and conditions of this Agreement but without any additional payment, a worldwide exclusive license with respect to such improvements and any patents or patent applications which Mileti may secure or file thereon or in connection therewith. Mileti will obtain patent protection on any improvements at Transafe's cost, if Transafe requests.

            b. At Closing and from time to time thereafter, Mileti will make available to Transafe, without further payment, all of his laboratory, technical, manufacturing, and marketing data and information relating to Covered Products and the Licensed Patents, including all data or information made or acquired by Mileti prior to the date hereof with respect to manufacturing quotes and cost estimates; subject, however, to waiver of any confidentiality obligations between Mileti and Roadway Safety Services, Inc.

       7.   Non-Competition and Confidentiality Covenants

            a. Mileti Non-compete. In consideration of the compensation set forth above, Mileti hereby expressly covenants that he, directly or indirectly: (i) will not offer or perform, nor will he accept compensation for, any engineering or consulting services with regard to highway safety products, transportation safety issues, or related subjects within Mileti's range of experience or expertise, either on his own behalf or on behalf of any other person or entity who is or who may become, in direct or indirect competition with Transafe or its subsidiaries, affiliates or successors, in any respect of the highway safety or crash safety products market anywhere in the world; (ii) will not own, manage, operate, provide financing to, or join, control or participate in the ownership, management, operation or control of, or provision of financing to, any business wherever located (whether in corporate, proprietorship or partnership form or otherwise), if such business is competitive with the Business or Transafe, or with any other business operated by Transafe; (iii) will not do or say anything which is harmful to the reputation of the Business or which may lead any person to cease to deal with Transafe on substantially equivalent terms to those previously offered to Roadway or at all; or (iv) will not seek to contract with or engage in such a way as to adversely affect the Business any person who or which is party to an agreement with or has otherwise been engaged to manufacture, assemble, supply or deliver products, goods, materials or services to the Business or Transafe, at any time.

            b. Systems Non-compete. In consideration for Transafe's payment to Systems of Thirty-Five Thousand Dollars ($35,000.00), Systems expressly covenants that it will: (i) not compete, directly or indirectly, with Transafe or its subsidiaries, affiliates or successors, in any aspect of the highway safety or transportation products market anywhere in the world, during the entire term that payments are being made to Mileti by Transafe in accordance with the terms of this Agreement; (ii) not use any trade name or continue to use the corporate name "Roadway," in any business relating to highway or transportation safety or products; and (iii) change its corporate name within thirty (30) days of Closing to "RSS, Inc."

            c.   Confidentiality.   Mileti and Systems agree to maintain
in confidence and not to disclose to others, and not to directly or indirectly use for the benefit of anyone other than Transafe, any confidential information relating to or in connection with the Licensed Patents or the inventions covered thereby, including but not limited to plans and specifications, data, prototypes, processes, and other proprietary information and trade secrets, and any information with respect to payments made pursuant to this Agreement and other information learned from audits performed pursuant to Section 2b(6), without the prior written approval of Transafe.

            d. Remedies. Transafe, Mileti and Systems agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that Transafe, Mileti and Systems shall be entitled to apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

       8.   Representations and Warranties,

            a. By Mileti. Mileti hereby expressly represents and warrants to Transafe the following:

                 (1) He is the named Mileti and holder of the '106 Patent; he is the sole inventor of the invention covered by the '106 Patent; he has not assigned or licensed, nor has he agreed to assign or license, nor is required to assign or license, the '106 Patent or the Licensed Patents to any other party; and he is aware of no other party having any rights to the '106 Patent or Licensed Patents or claiming invalidity of the '106 Patent or Licensed Patents except as reflected in: (i) the allegations which have been made in litigation involving Mileti, Energy Absorption Systems, Inc. ("Energy"), Roadway Safety Service, Inc. ("Roadway") and Systems, currently pending in the United States District Court for the Northern District of Illinois, at Docket No. 93-C-2147; and (ii) the allegations which have been made in litigation involving Mileti and Roadway currently pending in the United States District Court for the District of Massachusetts at Case No. 96-12158-RGS and the United States Court of Appeals for the Federal Circuit at Appeal No. 97-1378.

                 (2)  The application for the '106 Patent was
       filed with the United States Patent and Trademark Office on August 14, 1992, and the '106 Patent is not scheduled to expire until August 14, 2012; no applications for foreign patent protection were filed with respect to the '106 Patent, and no divisions, continuations, continuations-in-part, reissues, renewals, and extensions have been applied for or obtained, with respect to the '106 Patent.

                 (3) He has sole and full right, power and authority to license the Licensed Patents and enter into this Agreement, and his entry into this Agreement does not violate or conflict with

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       any agreement to which he is a party or by which he is bound.

                 (4) Except as alleged in the litigation
       referenced in paragraph (a)(1) above, Mileti: has conceived the invention covered by the 106 Patent entirely on his own time and the invention does not result from any work performed by him for his employer; has not used any equipment, supplies, facilities, or trade secret information of his employer, and the invention does not relate to the business of his employer or to his employer s actual or demonstrably anticipated research or development, and no claims have been made to such effect.

            b. By Systems. Systems represents and warrants to Transafe the following:

                 (1) Systems is a corporation duly organized, validly existing and in good standing under the laws of each jurisdiction in which the nature of its business requires qualification, and has full corporate power and authority to carry on the business in which it is engaged and to use and own the properties owned and used by it. Mileti is a shareholder of Systems.

                 (2) Systems has full power and authority to execute and deliver this License Agreement and to perform its obligations hereunder.

                 (3) This Agreement constitutes the valid and legally binding obligation of Systems, enforceable in accordance with its terms and conditions.

                 (4) Neither the execution and the delivery of this License Agreement nor the consummation of the transactions contemplated hereby will violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, government agency or court to which Systems or Mileti is subject or bound or any provision of Systems charter or bylaws, or will conflict with, result in a breach of, constitute a default under, result in an acceleration of, or create in any party the right to accelerate, terminate, modify or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture agreement or mortgage or other arrangement to which either Mileti or Systems is a party or by which it or he is bound, or to which any of its or his assets are subject.

            c. By Transafe. Transafe hereby expressly represents and warrants to Mileti and Systems the following:

                 (1) Transafe is a corporation duly organized, validly existing and in good standing under the laws of each jurisdiction in which the nature of its business requires such qualification, and has the full power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it.

                 (2) Transafe has full power and authority to execute and deliver this License Agreement and to perform its obligations hereunder, and this License Agreement constitutes the valid and legally binding obligation of Transafe, enforceable in accordance with its terms and conditions.

                 (3) Neither the execution and delivery of this License Agreement, nor the consummation of the transactions contemplated hereby will violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which Transafe is subject or bound or any provision of Transafe's charter or bylaws, or will conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify or cancel or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, agreement or any other arrangement to which Transafe is a party or by which it is bound or to which any of its assets is subject.

                 (4)  Transafe intends to begin active
       marketing and sale of Covered Products promptly, including highway crash barrels which are the same or similar to the "Universal Module" crash barrels formerly sold by Roadway. Transafe intends to continue to actively market and sell Covered Products throughout the term of this Agreement absent presently unforeseen inventions or developments in the market likely to make such continued marketing and sales of Covered Products unprofitable.

                 (5)  Transafe will not during the term of
       this Agreement pursue a discounting or marketing strategy with respect to Covered Products that Transafe knows or should know will have the effect of significantly reducing the amount of total net sales as a percentage of total gross sales of Covered Products with the intent of reducing payments to Mileti, except as otherwise might be required to meet market demands of a competitive product.

       9.   Closing.

       The closing of the transactions contemplated by this License Agreement (the "Closing") shall take place at the offices of McBride Baker & Coles, 500 West Madison Street, 40th Floor, Chicago, Illinois 60661, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all of the conditions to the obligations of the parties to consummate the transactions contemplated hereby, or such other date as the parties mutually determine ("Closing Date").

       10.  Term and Termination.

            a. The term of this Agreement shall be for the life of the last to expire of the Licensed Patents unless terminated pursuant hereto.

            b. This Agreement and the parties' obligations hereunder shall terminate (1) upon the final declaration of a court of competent jurisdiction that the Licensed Patents are invalid or unenforceable except as referenced in Section 5; or (2) at such time as the Federal Highway Administration (or its successors or agents) determine(s) that frangible crash barrels are not approved apparatus or equipment for purpose of federal reimbursement.

            c. Termination of this Agreement shall not relieve the parties of any obligation accruing prior to such termination.

            d. Upon termination of this Agreement prior to its stated term, Transafe shall have the right to dispose of any inventory then on hand, for a period not to exceed 12 months.

       11.  Heirs, Successors and Assigns.

       Neither party shall have the right to assign the obligations provided under this Agreement, without the express written consent of the other party, provided that such consent shall not be unreasonably withheld. This Agreement shall be binding upon and shall inure to the benefit of the parties, as well as their respective heirs, successors and assigns. If death or disability prevents Mileti from exercising any of his rights hereunder, then those rights shall be exercisable by Mileti's heirs, representatives, executors, assigns or designees; provided, however, such heirs, representatives, executor, assigns or designees shall also be bound to perform and honor Mileti's obligations hereunder.

       12.  Legal Counsel.

       Each party represents that before the execution of this Agreement, such party had the benefit of legal counsel of such party's selection, and that such party executed this Agreement only after consulting with such legal counsel.

       13.  Consideration.

       Each signatory to this Agreement expressly states that he or it is enters into this Agreement for adequate consideration.

       14.  Construction; No Agency; No Waiver.

       The parties hereby expressly agree and acknowledge that this Agreement has been drafted jointly and is not to be construed against any party on the ground that such party was responsible for the preparation of this Agreement, or on any related ground. Nothing herein contained will be deemed to constitute the parties as joint venturers, partners or agents of each other. No failure on the part of either party to exercise, and no delay in exercising, and no course of dealing with respect to, any right, power or remedy under this Agreement shall operate as a waiver thereof. The express waiver by either party of a breach of any provision shall not be construed as a waiver of any succeeding breach of the same or another provision. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law or equity.

       15.  Severability.

       If any covenant or provision contained herein is determined to be void or unenforceable, in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision.

       16.  Counterparts.

       This Agreement may be executed in any number of duplicate counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and same instrument.

       17. Notices. All notices, requests, demands, claims, and other communication hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed when: (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate address and facsimile numbers set forth (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

            If to Transafe:     Leslie J. Jezuit
                                Transafe Corporation
                                One East Wacker Drive
                                Chicago, IL 60601
                                Facsimile:  (312) 467-1356

            With a Copy To:     Anne Hamblin Schiave
                                McBride Baker & Coles
                                500 West Madison Street
                                40th Floor
                                Chicago, IL 60661
                                Facsimile:  (312) 993-9350

            If to Mileti
               and Systems:     Robert A. Mileti

                                Roadway Safety Systems, Inc.
                                P.O. Box 436
                                Portsmouth, NH 03802
                                Facsimile:  (      )

            With a Copy To:     David R. Cohen
                                Kirkpatrick & Lockhart, L.L.P.
                                1500 Oliver Building
                                Pittsburgh, PA 15222
                                Facsimile:  (412) 355-6501

       18. Choice of Law. This Agreement shall be governed and construed in accordance with the laws of the State of Illinois, without regard to its conflict of law principles.

       19.  Full Integration.

       This Agreement is an integrated agreement containing the entire understanding among the parties regarding the matters addressed herein and may not be amended, extended or otherwise modified except by written agreement of each of the parties. Except as set forth herein, no representation, warranty or promise has been made or relied upon by any of the parties in executing this Agreement. This License Agreement shall prevail over all prior communications between and among the parties or their representatives regarding the makers addressed herein.

       IN WITNESS WHEREOF, the undersigned parties, each intending to be legally bound, hereby execute this License Agreement as of the day and date first written above.



WITNESS:                               ROBERT A. MILETI

                                       /s/ Robert A. Mileti
                                       --------------------
Date:                                  Date: October 8, 1997


ATTEST:                                ROADWAY SAFETY SYSTEMS, INC.

                                       By:  /s/ Robert A. Mileti
                                       -------------------------
Date:                                  Title: President

                                       Date: October 8, 1997

ATTEST:                                TRANSAFE CORPORATION

                                       By: /s/ Leslie J. Jezuit
                                       -------------------------

Date:                                  Title: President & CEO

                                       Date: October 10, 1997

ATTEST:                                QUIXOTE CORPORATION

                                       By: /s/ Leslie J. Jezuit
                                       -------------------------
Date:                                  Title: President & CEO

                                       Date:  October 10, 1997



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